# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DORCHESTER MINERALS, L.P., CIK 0001172358
CUSIP: 25820R105
Title of class of securities: Common Units Representing Limited Partnership Interests
Address of issuer's principal executive offices: 3838 OAK LAWN AVENUE, SUITE 300, DALLAS, Texas (TX), 75219-4541
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-24-005813
Filed by CIK 0001595082

## Reporting persons
- West Texas Minerals LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,858,934; sole dispositive power 0; shared dispositive power 2,858,934; aggregate amount beneficially owned 2,858,934 (6.04% of the class)
- Davidson Kempner Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,858,934; sole dispositive power 0; shared dispositive power 2,858,934; aggregate amount beneficially owned 2,858,934 (6.04% of the class)
- Anthony A. Yoseloff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,858,934; sole dispositive power 0; shared dispositive power 2,858,934; aggregate amount beneficially owned 2,858,934 (6.04% of the class)

## Item 1. Issuer
Name of issuer: DORCHESTER MINERALS, L.P.
Address of issuer's principal executive offices: 3838 OAK LAWN AVENUE, SUITE 300, DALLAS, TX, 75219-4541

## Item 2. Person Filing
Name of person filing:
This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) West Texas Minerals LLC, a Delaware limited liability company ("WTM"). Midtown Acquisitions GP LLC, a Delaware limited liability company ("Midtown GP"), is the manager of WTM. Anthony A. Yoseloff serves as the Executive Managing Member of Midtown GP. Gabriel T. Schwartz and Patrick W. Dennis are Co-Deputy Executive Managing Members of Midtown GP. Joshua D. Morris, Morgan P. Blackwell, Conor Bastable and Suzanne K. Gibbons serve as Managers of Midtown GP. DKCM is responsible for the voting and investment decisions of WTM;

(ii) Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission, acts as investment manager to WTM ("DKCM"). DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Anthony A. Yoseloff, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris, Suzanne K. Gibbons, Gregory S. Feldman, Melanie Levine and James Li; and

(iii) Anthony A. Yoseloff, through DKCM, is responsible for the voting and investment decisions relating to the common units representing limited partnership interests ("Common Units") of Dorchester Minerals, L.P. (the "Company") held by WTM reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 9 West 57th Street, 29th Floor, New York, NY 10019.
Citizenship:
(i) WTM - a Delaware limited liability company

(ii) DKCM - a Delaware limited partnership

(iii) Anthony A. Yoseloff - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 47,339,756 Common Units outstanding as of February 20, 2025, as reported in the Company's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on March 11, 2025.
Percent of class: 6.04%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- West Texas Minerals LLC: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Midtown Acquisitions GP LLC, Manager of West Texas Minerals LLC (05/14/2025)
- Davidson Kempner Capital Management LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member (05/14/2025)
- Anthony A. Yoseloff: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Individually (05/14/2025)